UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Medytox Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

58509R104

(CUSIP Number)

Francisco Roca, III

400 South Australian Avenue, 8th Floor

West Palm Beach, FL 33401

(561) 855-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58509R104	13D	Page 2 of 5

1.	Names of Reporting Persons Francisco Roca, III
2.	Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship Or Place Of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power	7,530,000
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	7,530,000
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,530,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 22.7%
14.	Type of Reporting Person IN

CUSIP No. 58509R104	13D	Page 3 of 5

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D amends the Statement on Schedule 13D, dated October 1, 2012, with respect to the Common Stock, $0.0001 par value per share (the "Shares"), of Medytox Solutions, Inc., a Nevada corporation (the "Issuer"), filed by Francisco Roca, III. Except as expressly amended below, the Schedule 13D, dated October 1, 2012, remains in effect.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to include the following:

This Amendment No. 1 to Schedule 13D is being filed to report the entering into by Mr. Roca of a purchase option agreement (the "Option Agreement") with the Issuer as of March 27, 2014. The Option Agreement grants the Issuer an option to purchase any or all of the 1,000 shares of the Issuer's Series B Preferred Stock owned of record by Mr. Roca at any time through March 27, 2016. If all of Mr. Roca's shares of Series B Preferred Stock are purchased by the Issuer pursuant to the terms of the Option Agreement, the purchase price would be $5,000,000. If fewer shares are purchased, the purchase price would be adjusted proportionately. Mr. Roca also agreed pursuant to the Option Agreement not to transfer or dispose of any shares of the Series B Preferred Stock during the term of the Option Agreement, other than in connection with the Issuer exercising the option. Any exercise of the option is completely at the Issuer's sole discretion. The Issuer did not pay anything to Mr. Roca in connection with entering into the Option Agreement with Mr. Roca.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended to include the following:

As of March 27, 2014, Mr. Roca may be deemed to beneficially own 7,530,000 Shares (or approximately 22.7% of the total number of Shares of Common Stock of the Issuer outstanding), which consists of (i) 4,530,000 Shares owned of record by Mr. Roca, and (ii) 3,000,000 stock options owned of record by Mr. Roca, to purchase a like number of Shares of Common Stock. Mr. Roca may be deemed to have sole dispositive and voting power over the 7,530,000 Shares beneficially owned by Mr. Roca, including the stock options. Mr. Roca also owns of record 1,000 shares of the Issuer's Series B Non-Convertible Preferred Stock, $.0001 par value per share, which shares are not convertible into Shares of the Issuer's Common Stock. Such shares of Series B Non-Convertible Preferred Stock are not included in the total number of Shares beneficially owned by Mr. Roca, set forth above, and are subject to the Option Agreement, described under Item 3, above.

The Issuer granted Mr. Roca an aggregate 30,000 shares of restricted Common Stock on March 13, 2014, pursuant to the Issuer's 2013 Incentive Compensation Plan. Such shares vest in full on September 13, 2014, subject to Mr. Roca's continued employment with the Issuer.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to include the following:

On March 27, 2014, the Issuer entered into the Purchase Option Agreement, as described under Item 3, above.

Item 7. Materials to be Filed as Exhibits

Item 7 is hereby amended to include the following:

Exhibit A – Purchase Option Agreement, dated as of March 27, 2014, by and between Francisco Roca, III and the Issuer.

Exhibit B – Restricted Stock Agreement, dated March 13, 2014, by and between Francisco Roca, III and the Issuer.

CUSIP No. 58509R104	13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2014	/s/ Francisco Roca, III Francisco Roca, III

EXHIBIT A

PURCHASE OPTION AGREEMENT

PURCHASE OPTION AGREEMENT, dated as of this 27th day of March, 2014, by and between Medytox Solutions, Inc., a Nevada corporation with its principal place of business at 400 South Australian Avenue, Suite 800, West Palm Beach, Florida 33411 (the “Company” or “Medytox”); and Francisco Roca, III, with an address at 1058 Breakers West Boulevard, West Palm Beach, Florida 33411 (“Holder”).

WITNESSETH:

WHEREAS, Holder is the owner of record of 1,000 (one thousand) shares of Class B Preferred Stock (the “Shares”) of the Company; and

WHEREAS, Holder is willing to grant the Company an option (the “Option”) to acquire the Shares upon the terms and conditions contained herein.

NOW, THEREFORE in consideration of the mutual premises set forth herein, and for good and valuable consideration, the receipt and sufficiency of which is hereby agreed and acknowledged to by the parties hereto, the Holder and the Company agree as follows:

Section 1. Grant of Option; Purchase Price; Exercise of Option.

1.1    Subject to the terms and conditions of this Agreement, Holder hereby grants to the Company and its successors and assigns, an irrevocable, unconditional, and exclusive option to purchase any or all of the Shares owned of record or beneficially by Holder. The parties agree that if the Option is exercised in full, the Company would acquire all of the Shares owned of record by Holder. The Option may be exercised, in whole or in part, by the Company at any time prior to the Option Expiration Date, as defined below.

1.2    The Option purchase price (the Purchase Price) for the Shares that shall be paid for the purchase of all of the Shares upon the exercise of the Option shall be the aggregate amount of $5,000,000 (Five Million Dollars).

1.3    The parties agree that the Option may be exercised for less than all of the Shares. In the event the Option is exercised for less than all of the Shares subject to the Option, the Purchase Price shall be adjusted by multiplying the Purchase Price by the percentage of the total amount of Shares subject to the Option that is being purchased. By way of illustration and not limitation, in the event the Option is exercised for 20% of the total Shares subject to the Option, the Purchase Price shall be 20% of the Purchase Price. In the event the Option is exercised in part, the Option shall continue in effect until the Option Expiration Date, and the Company may exercise at any time up until the Option Expiration Date, the Option for any or all of the remaining Shares subject to the Option.

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1.4    The Option granted in this Agreement is exercisable by the Company in its sole discretion at any time on or after the date hereof, up until and including the Option Expiration Date. Holder agrees and acknowledges that the Company has no obligation to exercise the Option, in full or in part. To exercise the Option, the Company shall cause to be delivered to the Holder, a purchaser exercise notice (the “Purchaser Exercise Notice”). The Purchaser Exercise Notice shall set forth the number of Shares being purchased, the Purchase Price, and the Option exercise closing date (the “Option Exercise Closing Date”), which must be a date at least five (5) days after delivery of the Purchase Exercise Notice, and not later than thirty (30) days after delivery of the Purchase Exercise Notice. Notwithstanding anything contained herein to the contrary, the parties agree that the Option Exercise Closing Date may be a date subsequent to the Option Expiration Date, provided the Purchaser Exercise Notice was delivered to the Holder on or prior to the Option Expiration Date.

1.5    Any dividends declared on the Shares, including any record date established for the payment of dividends, prior to the date of the Purchase Exercise Notice shall be payable and due to the Holder. No dividends shall be paid or payable to the Holder if such dividends are declared or a record date is established for the payment of dividends, on or subsequent to the date of the Purchase Exercise Notice.

1.6    The Holder agrees and acknowledges that the Company is planning to enter into option agreements, in substantially the same form as this Agreement, with the other holders of the Company's Series B Preferred Stock, and that in the event the Company determines to exercise less than all of the options available to it or for less than all of the shares that are subject to such options, the Company is not obligated to exercise options and acquire shares from any specific holder or holders or for any specified amounts, and that any such exercise, as to the timing, amount of shares and the identity of the holder which shares will be the subject of the option exercise is at the sole and absolute discretion of the Company and its board of directors.

2. Option Exercise Closing Date.

2.1    On or prior to the Option Exercise Closing Date, the Holder shall deliver to the Company certificates evidencing all of the Shares subject to the Option which are being exercised, with stock powers duly endorsed in blank, with signatures medallion guaranteed. In addition, on or prior to the Option Exercise Closing Date, the Holder shall execute and deliver any and all other documents or instruments and shall take all other actions as may be requested by the Company to effectuate the exercise of the Option, in whole or in part, as set forth on the Purchaser Exercise Notice.

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2.2    As of the Option Exercise Closing Date, the Company shall deliver to the Holder by bank check or wire transfer of immediately available funds, the Purchase Price.

3. Option Expiration Date.

3.1    The Option Expiration Date shall be March 27th, 2016 (2 years after the date hereof).

3.2    If a court of competent jurisdiction determines that the Option Expiration Date renders this Agreement unenforceable or invalid, then the Option Expiration Date shall be reduced to a date which would cure the invalidity or unenforceability. In the event that a regulatory authority or court of competent jurisdiction shall determine that this Agreement or the Option violates any laws, statutes, rules or regulations (and that determination is not stayed or appealed within ninety (90) days of that determination), or is unenforceable or invalid, the parties will negotiate in good faith to enter into an alternative legally valid arrangement which substantially preserves for the parties the relative economic benefits of this Agreement.

Section 4. Failure to Deliver Shares.

Upon payment of the Purchase Price by the Company, as set forth in Section 1 to this Agreement, the Shares with respect to which the Option is being exercised shall be deemed to have been sold, assigned, transferred and conveyed to the Company, and the Holder shall have no further rights to the Shares, and Company shall record the transfer in its stock transfer book or in any appropriate manner, or issue replacement certificates for the shares, irrespective of whether the Holder refuses to, is unable to, or for any reason falls to deliver the certificate or certificates evidencing the Shares together with the requisite stock powers. Holder agrees that Holder shall be solely liable for any damages or losses incurred by the Company for any failure to deliver the Shares and/or stock powers to the Company.

Section 5. Covenants of the Holder.

5.1    The Holder covenants and agrees that the Holder owns of record all of the Shares and will take no action, directly or indirectly, to reduce or cause the Holder's ownership of such Share to be reduced or diminished in any fashion whatsoever. The Holder covenants and agrees that the Holder shall not sell, assign, pledge, hypothecate or otherwise dispose of, or otherwise encumber the Shares, and shall not issue any rights, options, or calls or enter into any agreement (other than with the Company) with respect to the Shares during the term of this Option.

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5.2    The Holder further agrees that the Holder will not purchase or attempt to purchase any shares of the Company's Class B shares owned of record or beneficially by any other person, irrespective of whether the Holder has the right to purchase such additional shares, during the term of the Option.

5.3    The parties agree and acknowledge that the covenants of the Holder set forth in this Agreement are being relied upon by the Company in entering into this Agreement.

5.4    The Holder further covenants and agrees that the termination or expiration of any other agreement by and between the Company and the Holder, irrespective of the reasons therefore, shall not impair the ability of the Company to exercise the Option, in whole or in part.

Section 6. Representations and Warranties of the Holder.

As a material inducement to the Company to enter into this Agreement and/or consummate any exercise of the Option, the Holder hereby represents and warrants to the Company as of the date hereof, as of the Option Exercise Date, and as of the Option Exercise Closing Date, the following representations and warranties. Holder agrees that upon any exercise of the Option by the Company, the Holder shall also be deemed to have automatically made as of the Option Exercise Date and as of the Option Exercise Closing Date, the following representations and warranties.

6.1    The Holder has full authority, power and capacity to enter into this Agreement and to carry out the transactions contemplated hereunder, including the transfer of the Shares upon the exercise of the Option by the Company, and the delivery of the Shares, together with the requisite stock powers. This Agreement constitutes the valid and binding obligation of the Holder, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally. The execution, delivery and performance by the Holder of this Agreement, including any transfer and delivery of the Shares to the Company: (a) do not and will not violate, to the best of the Holder's knowledge, any laws, rules or regulations applicable to the Holder, or require the Holder to obtain any approval, consent or waiver of any person; and (b) do not and will not result in a breach of, constitute a default under, accelerate any obligation under or give rise to a right of termination of any contract, agreement, lien, writ, judgment, injunction, decree, determination or arbitration award to which the Holder is a party or by which the Holder may be bound or affected, or result in the creation or imposition of any pledge, lien, security interest or other charge or encumbrance on any of the assets or properties of the Holder.

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6.2    The Holder owns of record all of the Shares free and clear of any liens, restrictions, and encumbrances of any kind whatsoever. The Holder does not beneficially own any other Shares, and no person has any right to vote, or acquire the Shares from the Holder. No other person beneficially owns any of the Shares.

6.3    The Holder represents and warrants that the Holder is thoroughly familiar with the business and financial condition of the Company and its results of operations, and the terms, relative rights and preferences of the Shares. The Holder further represents and warrants that prior to the execution of this Agreement, the Holder has been afforded the opportunity to ask management of the Company all relevant questions concerning the Company, and the Shares, and further represents, warrants, agrees and acknowledges that the Holder has had access to, and has reviewed the Company's public filings with the Securities and Exchange Commission, including the Company's most recent Annual Report on Form 10-K, the most recent quarterly reports on Form 10-Q, and the Company's reports on Form 8-K.

6.4    The Holder has not engaged or employed any investment banker, broker or finder or incurred or become liable for any investment banker's, broker’s or finder’s fee, commission banking fees or similar compensation, relating to or in connection with this Agreement, or the transactions contemplated hereunder.

Section 7. Restrictions on Transfer of Shares.

7.1    Prior to or simultaneously with the execution and delivery of this Agreement, the Holder shall deliver any and all certificates evidencing the Shares for the purpose of imprinting in bold the following legend on such certificates representing the Shares:

“The sale, pledge, assignment, encumbrance or other disposition or transfer of the shares represented by this Certificate are restricted by the terms of a Purchase Option Agreement, dated as of March 27th 2014, by and between Medytox Solutions, Inc. and the person whose name appears on this certificate, a copy of which is on file in the principal office of Medytox Solutions, Inc.”

The Company shall immediately cause this legend to be affixed to the Shares.

7.2    The Holder shall not, at any time sell, assign, transfer, pledge, hypothecate, pledge, donate, or otherwise dispose of any of the Shares now, or at any time during the term of the Option, except in the case of the exercise of the Option in accordance with the provisions of this Agreement. Any attempted sale, assignment, transfer, donation or other encumbrance in violation of this Section shall be null and void and of no force or effect whatsoever.

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Section 8. Miscellaneous.

8.1    Expenses and Taxes. All costs and expenses incurred in connection with the negotiation, execution and delivery of this Agreement and the exercise of the Option granted by this Agreement shall be paid by the party incurring those fees, costs and expenses. Holder shall be solely responsible for any and all taxes imposed on or payable by Holder as a result of the exercise of the Option.

8.2    Survival. All of the representations and warranties of Holder are material and may be relied upon by the Company and shall survive beyond the last Option Exercise Closing Date for a time period equal to the greater of three years or the applicable statutes of limitations. All statements in this Agreement shall be deemed representations and warranties. Any due diligence conducted by the Company and the results thereof shall not diminish or otherwise affect any of the representations and warranties set forth in this Agreement.

8.3    Notices. Whenever any notice, request, information or other document is required or permitted to be given under this Agreement, that notice, demand or request shall be in writing and shall be either hand delivered, sent by United States certified mall, postage prepaid or delivered via overnight courier to the addresses below or to any other address that any party may specify by notice to the other party. No notice of a change of address shall be effective until received by the other parties. A notice shall be deemed received upon hand delivery, two days after posting in the United States mail or one day after dispatch by overnight courier. Notwithstanding the foregoing, the delivery of the Purchaser Exercise Notice may be delivered by facsimile or by e-mail, to the contact information provided below, and such delivery, if made during business hours shall be deemed given on such day as transmitted, provided, confirmation of facsimile transmission or e-mail delivery is available.

If to the Company:

Medytox Solutions, Inc.

400 South Australian Avenue

Suite 800

West Palm Beach, Florida 33401

Fax:

E-mail:

With a copy to:

J. Thomas Cookson, Esq.

Akerman LLP

One SE Third Avenue

25th Floor

Miami, Florida 33131

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Fax: 305-374-5095

E-mail: tom.cookson@akerman.com

If to the Holder:

Francisco Roca, III

1058 Breakers West Boulevard

West Palm Beach, Florida 33411

Fax:

E-mail:

Any party to this Agreement may change the address to which any communications are to be directed to that party by giving notice of the change to the other parties in the manner provided in this Section.

8.4    Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties with respect to the subject matter of this Agreement and merges and supersedes all prior agreements, arrangements and understandings related to the subject matter hereof or thereof.

8.5    Successors and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, assigns, heirs, estates, beneficiaries, executors and legal and personal representatives.

8.6    Amendment and Waiver. Failure of any party to enforce one or more of the provisions of this Agreement or to require at any time performance of any of the obligations under this Agreement shall not be construed to be a waiver of any provisions by any party nor to in any way affect the validity of this Agreement or any party's right to enforce any provision of this Agreement nor to preclude any party from taking all other action at any time which it would legally be entitled to take. All waivers to be effective shall be in writing signed by the waiving party. This Agreement may not be modified or terminated orally, and no modification or termination shall be binding unless in writing and signed by the parties to this Agreement. Each party agrees to be bound by any telecopied or pdf’d signature to this Agreement or any agreement executed in connection herewith as if a manually executed signature page had been executed and delivered.

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8.7    Further Assurances. The parties shall execute all other documents or instruments and shall take all other actions as may reasonably be requested by the other to effect the purposes of this Agreement.

8.8    Section Headings. The section headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

8.9    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without application to the principles of conflicts of law.

8.10    Severability. The invalidity or unenforceability of any one or more of the words, phrases, sentences, clauses, or sections contained in this Agreement shall not affect the validity or enforceability of the remaining provisions of this Agreement.

8.11    Litigation; Prevailing Party. In the event of any litigation, including appeals, with regard to this Agreement, the prevailing party shall be entitled to recover from the non-prevailing party all reasonable fees, costs, and expenses of counsel (at pre-trial, trial and appellate levels).

8.12    Construction. This Agreement shall be construed without regard to any presumption or other rule requiring construction against the party causing this Agreement to be drafted. THE HOLDER AGREES AND ACKNOWLEDGE THAT MEDYTOX HAS REQUESTED THAT THE HOLDER SEEKS INDEPENDENT COUNSEL PRIOR TO THE EXECUTION OF THIS AGREEMENT AND ANY TRANSACTION DOCUMENT.

8.13    Word Usage. Words used in the masculine shall apply to the feminine where applicable, and wherever the context of this Agreement directs, the plural shall be read as the singular and the singular as the plural.

8.14    Mergers and Consolidation; Successors and Assigns. Holder shall have no right to assign Holder’s rights or delegate Holder’s duties and obligations under this Agreement. The Company may freely assign and delegate all of its rights and duties under this Agreement. Additionally, the parties each agree that upon the sale of all or substantially all of the assets of the Company or all or substantially all of the equity of the Company to another company or any other entity, or upon the merger or consolidation of the Company with another company or any other entity, this Agreement shall inure to the benefit of, and be binding upon, the Holder and any entity or person purchasing the assets, or equity of the Company, or surviving in any such merger or consolidation.

8.15    Jury Trial. EACH PARTY WAIVES ALL RIGHTS TO ANY TRIAL BY JURY IN ALL LITIGATION RELATING TO OR ARISING OUT OF THIS AGREEMENT.

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Each of the parties to this Agreement has caused this Agreement to be duly executed as of the date first written above.

Medytox Solutions, Inc.:

By: /s/ W. Forhan

Holder:

/s/ Francisco Roca, III

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EXHIBIT B

MEDYTOX SOLUTIONS, INC.

2013 INCENTIVE COMPENSATION PLAN

RESTRICTED STOCK AGREEMENT

THIS RESTRICTED STOCK AGREEMENT (this “Agreement”), is made and effective as of this 13th day of March, 2014 (the “Grant Date”), by and between Medytox Solutions, Inc., a Nevada corporation (“Medytox”), and Francisco Roca, III (the “Participant”).

W I T N E S S E T H:

WHEREAS, Medytox is desirous of increasing the incentive of the Participant whose contributions are important to the continued success of Medytox.;

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, Medytox hereby grants the Participant an award pursuant the Medytox Solutions, Inc., 2013 incentive Compensation Plan (the “Plan”) subject to the terms and conditions below, Capitalized terms not defined herein shall have the meaning ascribed thereto in the Plan.

1.          GRANT OF RESTRICTED STOCK

Pursuant to the provisions of the Plan, the Committee hereby awards to the Participant 30,000 shares of Restricted Stock subject to the terms and conditions of the Plan and the terms and conditions set forth herein.

2.          VESTING OF RESTRICTED STOCK AND RESTRICTED PERIOD

(a)                Vesting Schedule. Subject to Section 4 hereof, Restricted Stock shall become vested upon the six month anniversary of the Grant Date (the “Vesting Date”). There shall be no proportionate or partial vesting in the period between Grant Date and the Vesting Date.

(b)               Restricted Period. The restricted period with respect to the Restricted Stock shall commence on the Grant Date and expire once the Restricted Stock vests. Upon termination of the restricted period, the Restricted Stock shall no longer be deemed Restricted Stock for purposes hereof.

3.          TRANSFER AND SHAREHOLDER RIGHTS

(a)          Transfer. Participant shall not sell, negotiate, transfer, pledge, hypothecate, assign or otherwise dispose of the Restricted Stock until the applicable restricted period has lapsed.

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(b)          Shareholder Rights. Until the expiration of the applicable restricted period, (i) the Restricted Stock shall he treated as outstanding, (ii) unless otherwise provided in the Plan or herein, the Participant holding shares of Restricted Stock may exercise full rights with respect to such shares, and (iii) the Participant holding shares of Restricted Stock shall be entitled to receive all dividends and other distributions paid with respect to such shares while they are so held, in the discretion of the Committee, dividends or other distributions with respect to Restricted Stock may be (a) subject to the same restrictions on transferability and forfeitability as the shares of Restricted Stock with respect to which they were paid, and (b) placed in escrow until the expiration of applicable restrictions.

4.          TERMINATION OF EMPLOYMENT

Upon the Participant's termination of employment and other service with the Company for any reason, the unvested portion of the Restricted Stock as of the time of such termination shall be immediately forfeited to Medytox and the Participant shall have no rights whatsoever with respect to such forfeited Restricted Stock.

5.          MISCELLANEOUS

(a)          Controlling Law. This Agreement and all questions relating to its validity, interpretation, performance, and enforcement (including, without limitation, provisions concerning limitations of actions), shall be governed by, and construed in accordance with the laws of the State of Nevada, without application to the principles of conflict of laws.

(b)          Provisions of Plan Control. This Agreement is subject to all the terms, conditions and provisions of the Plan, including, without limitation, the amendment provisions thereof, and to such rules, regulations and interpretations relating to the Plan as may be adopted by the Committee and as may be in effect from time to time. The Plan is incorporated herein by reference, if and to the extent that this Agreement conflicts or is inconsistent with the terms, conditions and provisions of the Plan, the Plan shall control, and this Agreement shall be deemed to be modified accordingly.

(c)          Withholding. In connection with Restricted Stock, the Participant agrees (a) to pay to the Company, or make arrangements satisfactory to the Company regarding payment of, any federal, state or local, domestic or foreign taxes of any kind required by law to be withheld in connection with Restricted Stock and (b) that the Company shall, to the extent permitted by law, have the right to deduct from any payment of any kind otherwise due to the Participant any federal, state or local taxes of any kind required by law to be withheld with respect to the Participant.

(d)          No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the parties and their respective successors and permitted assigns.

(e)          Entire Agreement; Amendments. This Agreement constitutes the entire agreement among the parties and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, that may have related in any way to the subject matter hereof. Unless otherwise provided in the Plan or herein, this Agreement may not be amended, supplemented, or modified in whole or in part except by an instrument in writing signed by the party or parties against whom enforcement of any such amendment, supplement, or modification is sought.

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(f)          No Rights to Continued Employment. Not Compensation for Certain Purposes. Nothing contained herein shall give the Participant the right to be retained in the employment or service of the Company or any of its subsidiaries or affiliates or affect the right of any such employer to terminate the Participant. Any payment or benefit paid to the Participant with respect to this award shall not be considered to be part of the Participant's salary or compensation and thus, shall not be taken into account for purposes of determining the Participant's termination indemnity, severance pay, retirement or pension payment, or any other employee benefits, except to the extent required under applicable law.

(g)          Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

[SIGNATURES ON FOLLOWING PAGE]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

MEDYTOX SOLUTIONS, INC.:

By: /s/ W. Forhan

Name: William Forhan

Title: CEO

PARTICIPANT:

/s/ Francisco Roca, III

Name: Francisco Roca, III

Address: 1058 BreakersWest Boulevard

                West Palm Beach, Florida 33411

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